Exhibit 10.19

SECOND AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

        This Amendment is made as of the 15th day of June, 2001, between THERAGENICS CORPORATION, a Delaware Corporation (the “Company”) and BRUCE W. SMITH (the “Executive”).

INTRODUCTION

        The Company and the Executive are parties to that certain executive employment agreement dated January 1, 1999 and amendment to Executive Employment Agreement dated June 29, 1999 (hereinafter collectively referred to as the “Executive Employment Agreement”). The parties now desire to amend the Executive Employment Agreement to provide as follows:

        NOW THEREFORE, the parties amend the Executive Employment Agreement as follows:

1.     By substituting the following for Section 1(e):

        Business of the Company means any business that involves the manufacture, production, sale, marketing, promotion, exploitation, development and distribution of palladium-103 or temporary or permanently implantable devices for use in the treatment of cancer, restenosis or macular degeneration.

2.     By substituting the following for Section 1(f)(v):

(v)     illegal use by the Employee of alcohol or drugs; or

3.     By substituting the following for Section 2(a):

    (a)        Employment. The Company hereby employees the Executive as its Executive Vice President, Secretary, Treasurer and Chief Financial Officer and the Executive accepts such employment with the Company in such capacity, and agrees to serve as Secretary as long as he is appointed to such positions, subject to the terms and conditions hereof. The Executive shall report to the Chief Executive Officer and the Board of Directors and shall have such authority and responsibilities as shall reasonably be assigned to the Executive from time to time by the Chief Executive Officer of the Company.

4.     By substituting the following for Section 3(d):

    Vacation.        The Executive shall be entitled to vacation in accordance with Company policy, but in any event the Executive shall be entitled to no less than four weeks of vacation per year. Vacation shall be taken at times mutually convenient to the Company and the Executive.

5.     By addition of the following Section 3(l):

    Licenses.        The Company will reimburse the Executive for the costs associated with keeping in full force the professional licenses he possessed prior to this contract, provided that the licenses have a business-related purpose. This benefit shall include two (2) trips per year to attend professional meetings necessary for maintaining the licenses and credentials.

6.     By substituting the following for Section 4(b):

    (b)        Termination This Agreement and the Executive’s employment by the Company hereunder may only be terminated before expiration of the Term (i) by mutual agreement of the Executive and the Company; (ii) by the Executive with Good Reason upon not less than two (2) weeks written prior notice to the Company; (iii) by the Executive without Good Reason upon not less than thirty (30) days written prior notice to the Company; (iv) by the Company without Cause; (v) by the Company for Cause, or (vi) by the Company or the Executive due to the Disability of the Executive. This Agreement shall also terminate immediately upon the death of the Executive. Notice of termination by either the Company or the Executive shall be given in writing and shall specify the basis for termination and the effective date of termination.

7.     By substituting the following for Section 4(c):

    (c)        Effect of Termination. Upon termination of this Agreement and the Executive’s employment hereunder, the Company shall have no further obligation to the Executive or the Executive’s estate with respect to this Agreement, except for payment of salary and bonus amounts, if any, accrued pursuant to Section 3(a) or 3(b) hereof and unpaid at the Termination Date, and termination payments, if any, set forth in Section 4(e) or 4(f) hereof, as applicable, subject to the provisions of Section 11 hereof. Neither Section 4(e) nor 4(f) applies to a Termination due to the Executive’s Disability or death. Nothing contained herein shall limit or impinge any other rights or remedies of the Company or the Executive under any other agreement or plan to which the Executive is a party or of which the Executive is a beneficiary.

8.     By substituting the following for Section 4(e):

    (e)        Certain Terminations not in Connection with a Change in Control. Upon termination of the Executive’s employment by the Company without Cause or by the Executive for Good Reason, the Company shall be obligated to continue to pay the Executive his annual base salary at the time of termination of employment for the remaining term of this Agreement or until two (2) years after such termination (whichever occurs first). Payments made under this Section 4(e) shall be paid as a salary continuation.

9.     By substituting the following for Section 4(f):

    (f)        Certain Terminations in Connection with a Change in Control. If, within ninety (90) days preceding or within one year following a Change in Control, either the Company terminates the Executive’s employment without Cause or the Executive terminates his Employment for any reason before notification by the Company to the Executive that the Executive’s Employment will be terminated for Cause, the Company shall be obligated to pay the Executive an amount equal to whichever of the following results in the Executive receiving a larger after-tax amount: (i) two (2) times the Executive’s annual base salary at the time of termination of employment or (ii) if less than two times the Executive’s annual base salary at the time of termination of employment, then the largest amount that could be paid to the Executive, which will not result in a nondeductible “parachute payment” under Section 280G of the Internal Revenue Code. Such amount shall be paid to the Executive ratably over two (2) years following termination.

10.     By addition of the following Section 4(g):

(g)     Notwithstanding any other provision hereof, the Company’s obligation to pay the severance benefit set forth in Section 4(e) or 4(f), if applicable, will be contingent upon the Executive executing and providing to the Company (and not revoking within the revocation period, if any, provided pursuant to the applicable release agreement) the form of release agreement attached hereto as Exhibit A, Exhibit B, or Exhibit C, whichever is determined by the Company to be appropriate. The Executive shall execute the release within such period as is provided for in the applicable release agreement, following the Company’s provision of such release agreement to the Executive in connection with the Executive’s termination of employment.

11.     By substituting the following for Section 5(a):

    (a)        Agreement Not to Compete. The Executive agrees that commencing on the Commencement Date and continuing through the Applicable Period, he will not (except on behalf of or with the prior written consent of the Company, which consent may be withheld in Company’s sole discretion), within the Area, either directly or indirectly, on the Executive’s own behalf, or in the service of or on behalf of others, engage in or provide services of a similar type or nature as he performs for the Company to any Competing Business. For purposes of this Section 5, the Executive acknowledges and agrees that the Business of the Company is conducted in the Area.

12.     By substituting the following for Section 6:

    6.        Agreement Not to Solicit Employees.

        The Executive agrees that commencing on the Commencement Date and continuing through the Applicable Period, he will not, either directly or indirectly, on the Executive’s own behalf or in the service of or on behalf of others, solicit, divert or hire, or attempt to solicit, divert or hire, to any Competing Business in the Area any person employed by the Company or an Affiliate with whom he has had material contact during his employment, whether or not such employee is a full-time employee or a temporary employee of the Company or an Affiliate and whether or not such employment is pursuant to written agreement and whether or not such employment is for a determined period or is at will.

13.     By substituting the following for Section 8(b):

    (b)        Prior Inventions. If prior to the Commencement Date the Executive conceived any Invention or acquired any ownership interest in any Invention which (i) is the property of the Executive, or of which the Executive is a joint owner with another person or entity, (ii) is not described in any issued patent as of the Commencement Date, and (iii) would be a Company Invention if such Invention were made during the Term of this Agreement, then (A) with respect to any such Invention described in Exhibit D attached hereto, the Executive hereby agrees that such written description (but no rights to the Invention) is and shall remain the property of the Company and (B) with respect to any such Invention not described in Exhibit D attached hereto, the Executive hereby grants to the Company a nonexclusive, paid up, royalty-free license to use and practice such Invention, including a license under all patents to issue in any country which pertain to such Invention.

14.     By substituting the following for Section 8(c):

    (c)        Prior Patents. The Executive represents to the Company that the Executive owns no patents or copyrights, individually or jointly with others, except those described in Exhibit D attached hereto.

15.     By substituting the following for Section 8(d):

    (d)        Patent Applications. The Executive agrees that should the Company elect to file an application for patent protection, either in the United States or in any foreign country, on a Company Invention of which the Executive was an inventor, the Executive will execute all necessary truthful papers, including formal assignments to the Company relating to such patent applications. The Executive further agrees to cooperate with any attorneys or other persons designated by the Company by explaining the nature of any Company Invention for which the Company elects to file an application for patent protection, reviewing applications and other papers and providing any other cooperation reasonably required for orderly prosecution of such patent applications. Provided, however, that if the Executive is required to provide such assistance after he has left employment with the Company, the Company shall pay the Executive an hourly rate for his assistance, which shall be determined by converting the Executive’s then current annual salary into an hourly rate of pay.  The Company shall be responsible for all expenses incurred for the preparation and prosecution of all patent applications on Company Inventions filed by the Company.

16.     By substituting the following for Section 9(c):

    (c)        Prior Works. The Executive claims no ownership rights in any Works, except as described in Exhibit D attached hereto.

17.     By addition of the following Section 11(b):

    (b)        In addition to any other rights the Company may have pursuant to this Agreement, if Executive engages in or provides managerial, supervisory, sales, marketing, financial, management information, administrative or consulting services or assistance (collectively “Prohibited Services”) to, or owns (other than ownership of less than five percent (5%) of the outstanding voting securities of an entity whose voting securities are traded on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System) a beneficial or legal interest in, any Competing Business within the Area during the Applicable Period, Executive will forfeit any amounts owed to Executive under Section 4(e) or 4(f), as applicable, which have not been paid to Executive by the Company and Executive shall immediately repay to the Company all amounts previously paid to Executive pursuant to Section 4(e) or 4(f), as applicable.

18.     By substituting the following for Section 12:

        No Set-Off. The existence of any claim, demand, action or cause of action by the Executive against the Company, or any Affiliate of the Company, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of its rights hereunder. The existence of any claim, demand, action or cause of action by the Company against the Executive, whether predicated upon this Agreement or otherwise, shall not constitute a defense to the enforcement by the Executive of any of his rights hereunder.

19.     By substituting the following for Section 14(c):

    (c)        Arbitration.  Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be adjudicated through binding arbitration before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) in Atlanta, Georgia, with the Company bearing responsibility for the filing costs charged by the AAA for such arbitration. However the provisions of this Section will not prevent the Company from instituting an action in a court of law under this Agreement for specific performance of this Agreement or temporary or permanent injunctive relief as provided in Section 11 hereof. The parties hereto agree that the exclusive venue for any such lawsuit will be Fulton County, Georgia and the Executive consents to the exercise of personal jurisdiction by the Superior Court of Fulton County for the purposes of such lawsuit.

Any party who desires to submit a claim to arbitration in accordance with this Section shall file its demand for arbitration with AAA within thirty (30) days of the event or incident giving rise to the claim. A copy of said demand shall be served on the other party in accordance with the notice provisions in Section 13 of this Agreement. The parties agree that they shall attempt in good faith to select an arbitrator by mutual agreement within twenty (20) days after the responding party’s receipt of the demand for arbitration. If the parties do not agree on the selection of an arbitrator within that timeframe, the selection shall be made pursuant to the rules from the panels of arbitrators maintained by the AAA. If the Executive prevails in the dispute, the Company will pay and be financially responsible for all costs, expenses, reasonable attorneys’ fees and reasonable expenses of the arbitrator incurred by the Executive (or the Executive’s estate in the event of his death) in connection with the dispute. Any award rendered by the arbitrator shall be accompanied by a written opinion providing the reasons for the award.

By the Company: __CJ____By
Executive: ____BWS__

The arbitrator’s award shall be final and non-appealable. Nothing in this Subsection shall prevent the parties from settling any dispute or controversy by mutual agreement at any time.

Except as specifically amended hereby, the Executive Employment Agreement shall remain in full force and effect as prior to this Amendment.

        IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

      THE COMPANY:

      THERAGENICS CORPORATION

By: /s/ M. Christine Jacobs

Title: President, Chairman & CEO

ATTEST:

By: /s/ Ronald A. Warren

Title: Assistant Secretary

      EXECUTIVE:

      By: /s/ Bruce W. Smith

[Release forms attached]